Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement of Metretek Technologies, Inc. on Form S-3 of our report dated March 25, 2004 (March 10, 2005 as to the effects of the discontinued operations described in Note 3 and the adoption of EITF 03-6, “Participating Securities and the Two-Class Method Under FASB Statement No. 128” described in Note 1), which report expresses an unqualified opinion and includes an explanatory paragraph relating to the discontinued operations described in Note 3 and the adoption of EITF 03-6 described in Note 1 appearing in the Annual Report on Form 10-K and financial statement schedule of Metretek Technologies, Inc. for the year ended December 31, 2004, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.
/s/ Deloitte & Touche LLP
Denver, Colorado
February 27, 2006